Exhibit 99.1

Third Quarter Report & Interim Management’s Discussion and Analysis For the period ended September 30, 2003	Q3

FAIRMONT HOTELS & RESORTS INC.

While demand continues to improve as a result of improving U.S. and global economies, a challenging operating environment persisted throughout the third quarter. As anticipated, the lingering impact of severe acute respiratory syndrome (“SARS”) had a significant effect on our Canadian business. Our Canadian properties continued to suffer from the considerable decline in international travelers during what is traditionally the strongest quarter for these hotels.

As previously announced, FHR’s two owned properties in Bermuda suffered extensive damage from Hurricane Fabian in early September. The Fairmont Southampton was more seriously affected and will be closed for repairs until spring 2004. The Fairmont Hamilton Princess will operate at reduced capacity for the balance of the year. FHR has extensive insurance coverage for both property damage and business interruption. This insurance is subject to deductible amounts and uninsured items estimated at $10 — $12 million. Of this amount, the Company recorded a $7.4 million provision in the third quarter and the balance will be recorded by year-end.

Our 2003 expectations for the Company’s hotel operations continue to be consistent with our previous guidance provided in July. However, we are now lowering our guidance to reflect the $10 — $12 million provision associated with the Bermuda hurricane damage and the $2.5 million impact relating to the Legacy refinancing. Our revised full-year 2003 EBITDA range is $140 — $150 million compared to $155 —$165 million. This assumes an estimated $3 — $5 million of expenses in the fourth quarter pertaining to the hurricane damage. Our forecast anticipates ongoing weakness throughout the North American lodging industry for the balance of the year and the previously revised outlook for several properties.

FHR now estimates EPS for the year to be between $0.62 — $0.70 compared to the Company’s previous guidance of $0.81 — $0.89. This estimate assumes that the hurricane related expenses are non-deductible for income tax purposes and includes the $24.4 million income tax recovery recorded in the second quarter. Excluding these two items, we expect the full-year tax rate to be approximately 29%.

We are encouraged by a number of positive signs that indicate a recovery next year. Bookings for our critical group business are on pace for 2004 relative to this time last year.

We continue to manage our business based on the assumption that following this difficult period, FHR will enjoy a sharp recovery in 2004 relative to our current 2003 performance. Considerable efforts are underway by governments and tourism companies alike to ensure that the pristine images of both Canada and Bermuda are restored. Our significant investment in many of our world-class properties and the recent acquisition of two key properties position us well for growth in 2004.

signed

William R. Fatt
Chief Executive Officer
October 21, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented information of FHR’s operations found in note 14 of the unaudited consolidated financial statements.

     The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and contingencies. Management bases its estimates and assumptions on historical experience and other facts that are believed, at the time, to form a reasonable basis for such estimates and assumptions. Actual results may differ, potentially materially, from those previously estimated or assumed. Many of the factors impacting the actual results are outside of the Company’s control. FHR evaluates such estimates and assumptions on a periodic basis.

     The MD&A contains forward-looking information based on management’s best estimates and assumptions under the current operating environment. These forward-looking statements are related to, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section entitled “Risks and Uncertainties” in the 2002 Annual Report. FHR disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

	Three Months Ended September 30		Nine Months Ended September 30

(in millions except per share amounts)	2003	2002	2003	2002

Operating revenues[1]
Hotel ownership operations	$168.6	$150.3	$462.5	$407.5
Management operations	10.6	10.2	27.8	25.6
Real estate activities	0.2	11.9	31.4	31.9

	179.4	172.4	521.7	465.0
Income (loss) from equity investments and other	3.9	10.9	(2.4)	15.2
EBITDA[2,3]	46.9	74.2	132.5	165.5
Net income[3]	11.6	39.0	64.2	81.5
Basic earnings per share[3] (“EPS”)	$0.15	$0.50	$0.81	$1.04

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of operating revenues may be different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from equity investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

3.	EBITDA, net income and EPS for the three and nine months ended September 30, 2003 include a $7.4 million provision related to hurricane damage in Bermuda. Also, net income and EPS for the nine months ended September 30, 2003 include a $24.4 million income tax recovery recorded in June 2003.

2	FAIRMONT HOTELS & RESORTS INC.

CORPORATE DEVELOPMENTS

Effective August 1, 2003, Fairmont Hotels Inc. (“Fairmont”) entered into a long-term management agreement at The Fairmont Olympic Hotel, Seattle. This 450-room hotel, located in the heart of Seattle’s Rainier Square neighbourhood, was built in 1924 and expands Fairmont’s presence into another key U.S. market. This property was concurrently purchased by Legacy Hotels Real Estate Investment Trust (“Legacy”), in which FHR owns approximately 35%.

     In early September, two of FHR’s owned properties in Bermuda suffered extensive damage from Hurricane Fabian. As a result of damage caused by the storm, The Fairmont Southampton will be closed until spring 2004. The Fairmont Hamilton Princess remains open, albeit at reduced capacity, while damages are repaired. It is anticipated that this hotel will be fully operational by year-end. FHR has extensive insurance coverage for both property damage and business interruption. This insurance is subject to deductible amounts and uninsured items estimated at $10 — $12 million. Of this amount, the Company recorded a $7.4 million provision in the third quarter and the balance will be recorded by year-end.

     On October 17, 2003, Legacy announced a major refinancing of its corporate debt structure. Legacy’s intention to enter into seven mortgage financings with varying terms of three to ten years will significantly extend Legacy’s debt maturities and provide a more reliable form of long-term capital. Proceeds from the financings will be used to redeem all of Legacy’s outstanding unsecured debentures and to fund the related call premium, which will be expensed by Legacy in the fourth quarter. This charge will reduce FHR’s fourth quarter EBITDA by approximately $2.5 million.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2003

Consolidated Results

While demand continues to improve as a result of improving U.S. and global economies, a challenging operating environment persisted throughout the third quarter. As anticipated, the lingering impact of severe acute respiratory syndrome (“SARS”) had a significant effect on the Company’s operations. The Canadian properties continued to suffer from the considerable decline in international demand during what is traditionally the strongest quarter for these hotels. Some of this shortfall in demand was offset by North American leisure travelers, however, the timing and pervasive nature of the impact of SARS made it impossible for FHR to replace the decline in demand from international travelers.

     FHR generated revenues of $188.6 million in the third quarter of 2003, up from $179.5 million in the third quarter of 2002. This improvement relates primarily to increased revenues from the recent acquisitions of The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii. The appreciation in the Canadian dollar offset the decline in Canadian revenues in the quarter. EBITDA decreased to $46.9 million in the quarter, down $27.3 million or 36.8% from $74.2 million in 2002. EBITDA margin, defined as EBITDA as a percentage of operating revenues, was 26.1% for the quarter, compared to 43.0% in 2002. These declines are the result of lower occupancies at FHR’s owned properties as well as lower equity income generated by Legacy, both of which were caused by the prolonged impact of SARS. Net income for the quarter was $11.6 million, down from $39.0 million in 2002. This decrease is primarily the result of lower EBITDA and the provision related to the hurricane damage suffered in Bermuda. For the third quarter, both basic and diluted earnings per share were $0.15 versus $0.50 and $0.49, respectively, in 2002.

     The Canadian dollar appreciated approximately 14% when compared to the same quarter last year. As a significant portion of FHR’s revenues are earned in Canadian dollars, these currency fluctuations resulted in favorable improvements in operating performance.

     Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of the year. This is in contrast to fixed costs such as insurance, property tax and various administrative costs, which are not significantly affected by seasonal or short-term variations. As a result, EBITDA and EBITDA margins in the third quarter tend to be higher than the yearly average. Due to the impact of SARS on the Canadian operations, EBITDA margins realized in the third quarter of 2003 were lower than those historically achieved by FHR.

2003 THIRD QUARTER REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARABLE OPERATING STATISTICS

	Three months ended September 30

	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$132.68	$128.92	2.9%
ADR	208.48	193.36	7.8%
Occupancy	63.6%	66.7%	(3.1 points)
Canada
RevPAR	$152.77	$146.89	4.0%
ADR	207.67	186.90	11.1%
Occupancy	73.6%	78.6%	(5.0 points)
U.S. and International
RevPAR	$110.91	$109.41	1.4%
ADR	209.70	203.60	3.0%
Occupancy	52.9%	53.7%	(0.8 points)

FAIRMONT MANAGED HOTELS

Worldwide
RevPAR	$119.27	$119.18	0.1%
ADR	178.18	168.37	5.8%
Occupancy	66.9%	70.8%	(3.9 points)
Canada
RevPAR	$120.15	$122.02	(1.5%)
ADR	166.60	152.72	9.1%
Occupancy	72.1%	79.9%	(7.8 points)
U.S. and International
RevPAR	$118.20	$115.70	2.2%
ADR	195.00	194.04	0.5%
Occupancy	60.6%	59.6%	1.0 points

DELTA MANAGED HOTELS

Worldwide
RevPAR	$66.96	$65.77	1.8%
ADR	97.16	90.79	7.0%
Occupancy	68.9%	72.4%	(3.5 points)

RevPAR is defined as revenues per available room.

ADR is defined as average daily rate.

Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. The Fairmont Southampton has been excluded due to the impact of major renovations resulting from the hurricane damage. The following properties have been excluded from the comparable portfolios:

Owned Hotels:	The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston; The Fairmont Southampton
Fairmont Managed Hotels:	The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Dubai; The Fairmont Southampton
Delta Managed Hotels:	Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

4	FAIRMONT HOTELS & RESORTS INC.

Hotel Ownership Operations

OWNERSHIP HIGHLIGHTS

Banff and Jasper National Parks

The Fairmont Banff Springs continues to generate reasonable levels of demand despite the impact of SARS and weak global economic activity. In particular, demand from the group business segment has remained strong. However, The Fairmont Chateau Lake Louise experienced greatly reduced demand from the group leisure segment as historical demand from Japanese tour groups failed to materialize.

Whistler, British Columbia

At The Fairmont Chateau Whistler, demand from the business group segment was significantly lower as SARS related cancellations and a weak U.S. economy reduced occupancy levels at the resort. In addition, weak demand from its leisure client base persisted throughout the quarter. Although this weakness is expected to persist into the fourth quarter, early indicators suggest a recovery in demand during 2004.

Scottsdale, Arizona

The Fairmont Scottsdale Princess continues to outperform management’s expectations despite the impact of three new hotels in the Scottsdale market. Although this resort has experienced moderate declines in both ADR and occupancy levels, the resort has performed well relative to its peers. The Scottsdale market appears to be benefiting from the trend of increased domestic tourism within the United States.

Boston, Massachusetts

Boston remains one of the most challenging city center markets in the United States with year to date RevPAR declines of approximately 12%. During this period of lower demand, FHR has improved its product through guestroom and common area renovations at The Fairmont Copley Plaza Boston. The final phase of the hotel’s renovation program is expected to commence in the fourth quarter.

Hawaii

The Fairmont Kea Lani Maui continues to be on pace to record one of its best annual performances. This resort caters primarily to an affluent leisure clientele base that has not been as greatly affected by the general economic downturn. This hotel is also benefiting from strength in the group business segment, which was one of FHR’s main re-branding initiatives for this resort.

     The repositioning of The Fairmont Orchid, Hawaii continued during the second quarter. Although demand from the group business segment was originally projected to be low, individual leisure bookings have been weaker than anticipated. Renovations are underway to reposition the spa and main restaurant and to convert one floor to Fairmont Gold.

Bermuda

Hurricane Fabian caused considerable damage to both Bermudian hotels. The Fairmont Hamilton Princess remains operational, albeit at reduced capacity, however, The Fairmont Southampton will be closed until the spring of 2004 to complete necessary repairs. FHR has extensive insurance coverage for both property damage and business interruption.

Revenues from hotel ownership operations were $168.6 million in the third quarter of 2003, up $18.3 million or 12.2% from $150.3 million in 2002. Recent acquisitions contributed virtually all of this increase. The ongoing impact of SARS greatly reduced tour and individual leisure travel to many of the owned properties. Despite these difficulties, FHR continued to produce strong operating results at some of its key properties, in particular The Fairmont Kea Lani Maui.

     Revenues from U.S. and International hotels in the third quarter were up $15.4 million or 21.9% from 2002. The recent acquisitions of The Fairmont Orchid, Hawaii and the remaining 50% ownership interest in The Fairmont Copley Plaza Boston, which was previously accounted for as an equity investment, generated $18.5 million in revenues. When combined with another strong quarter at The Fairmont Kea Lani Maui, these improvements helped to offset revenues lost from the closure of The Fairmont Southampton due to damages caused by Hurricane Fabian as well as the closure of The Fairmont Royal Pavilion for renovations.

2003 THIRD QUARTER REPORT	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Revenues at the Canadian properties were $82.9 million, up $2.9 million or 3.6% from $80.0 million in 2002. The Fairmont Banff Springs and The Fairmont Jasper Park Lodge generated an additional $3.1 million in revenues over 2002 on strong demand from the group business segment. In addition, a strengthening Canadian dollar improved the results generated by these properties and helped to offset reduced demand at The Fairmont Chateau Whistler and The Fairmont Chateau Lake Louise.

     RevPAR for Comparable Hotels and Resorts was $132.68 in the third quarter of 2003, up $3.76 or 2.9% from $128.92 in 2002. Continued demand from the group business segment, which generally is booked at higher rates, and favorable foreign exchange fluctuations contributed to a 7.8% increase in ADR. Occupancy was 3.1 points lower due to reduced demand from tour, individual business and leisure travelers, resulting from lingering concerns over SARS and continued economic weakness.

     RevPAR at the U.S. and International hotels increased to $110.91 in the quarter, up $1.50 or 1.4% from $109.41 in 2002. The Canadian hotels reported RevPAR of $152.77 in the quarter, up 4.0% from 2002. Foreign currency fluctuations caused this increase as occupancy was down 5.0 points and ADR was down approximately 3% when measured in Canadian dollars.

     Hotel ownership expenses were $134.9 million for the quarter versus $99.7 million in 2002. Of this $35.2 million increase, $17.7 million is attributable to the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston. In addition, a provision of $7.4 million was recorded in the third quarter related to hurricane damages in Bermuda. The appreciation in the Canadian dollar was the primary factor behind the remainder of the increase. FHR continues to manage based on the premise that demand will rebound dramatically in 2004, particularly in Canada, and has decided to maintain its current service levels through the recent short-term disruptions. At current occupancy and service levels, significant portions of hotel ownership expenses are fixed.

     EBITDA from FHR’s hotel ownership operations decreased to $35.0 million in the third quarter, down $19.3 million or 35.5% from 2002. EBITDA margin for the quarter was 20.8% versus 36.1% in 2002. This decline was caused by a combination of the provision for hurricane damages in Bermuda, a 3.1 point reduction in occupancy and lower ADR at the Canadian hotels when measured in local currency. FHR realized EBITDA margins that were at the low end of the range typically achieved under normal operating conditions.

     FHR’s hotel ownership EBITDA also includes equity income of $1.3 million from investments in the third quarter versus $3.7 million in 2002. A portion of this variance relates to The Fairmont Copley Plaza Boston, which is no longer treated as an equity investment.

Legacy

Equity income generated by FHR’s investment in Legacy was $2.6 million for the quarter compared to $7.2 million in 2002. This decline is primarily the result of the prolonged impact of SARS on Legacy’s operations throughout the summer. Legacy’s Toronto area hotels, which include The Fairmont Royal York, as well as Fairmont Le Château Frontenac, were particularly hard hit. To a lesser extent, SARS impacted the remainder of Legacy’s Canadian portfolio as a reduction in international travel was experienced across its Canadian portfolio.

Real Estate Activities

FHR did not dispose of any real estate during the third quarter. Real estate operations EBITDA was down $3.1 million from the $2.1 million earned in 2002, when the Company sold a piece of the Southtown lands in downtown Toronto. FHR does not expect any other significant disposals in the remainder of 2003.

Management Operations

Fairmont

In the third quarter of 2003, revenues under management, defined as revenues generated by owned, managed and franchised hotels, increased to $394 million, up $33 million or 9.0% from $362 million in 2002. This increase is mainly the result of the addition of five new management contracts since the summer of 2002.

     Fairmont earned fee revenues of $12.5 million in the third quarter, up from $11.3 million in 2002. This increase consists primarily of higher base management fees and Legacy advisory fees, which were commensurate with the increase in revenues under management and Legacy assets, respectively. Incentive fee revenues earned in the quarter were negligible, as most management agreements require that annual operating performance targets be met before incentive fee revenues are achieved. Due to the impact of SARS on the operations of managed hotels, targets that are typically achieved during the third quarter were not met. Management expects that incentive fees earned in the fourth quarter will also be significantly lower than 2002.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR of $119.27 was virtually unchanged from $119.18 in the third quarter of 2002. The Canadian hotels reported a 1.5% decrease in RevPAR in the quarter as the ongoing impact of SARS reduced hotel occupancy levels by 7.8 points. Strengthening demand at U.S. city center properties resulted in RevPAR increasing at the U.S. and International properties by 2.2%. ADR was relatively constant at the U.S. and International properties during the quarter while Fairmont’s Canadian portfolio generated a substantial increase in ADR as a result of the appreciation in the value of the Canadian dollar.

6	FAIRMONT HOTELS & RESORTS INC.

     Fairmont reported EBITDA of $8.6 million in the quarter, up from $8.2 million in 2002. EBITDA margin declined to 68.8% for the quarter, down from 72.6% in 2002. Fairmont earns over half of its management fee revenues at the U.S. and International properties while it incurs virtually all of its operating costs in Canadian dollars. Despite a reduced level of overall expenditures, the approximate 14% appreciation in the Canadian dollar over the third quarter of 2002 resulted in higher expenses.

Delta

Delta earned management fee revenues of $3.0 million in the third quarter of 2003, down from $3.6 million in 2002. In 2002, Delta received a one-time payout from a managed property, accounting for the higher fee income. In addition, this exclusively Canadian hotel portfolio continued to be impacted in 2003 by the lingering effects of SARS. Revenues under management of $91 million were relatively unchanged from $90 million in 2002. On July 1, 2003, Delta entered the Quebec City market with the addition of a franchise agreement at the Delta Quebec (formerly the Radisson). Also in July, Delta announced the addition of another new franchise in Fredericton, New Brunswick. The hotel will be re-flagged the Delta Fredericton upon commencement of the franchise agreement in December 2003.

Other Items

Amortization

Amortization for the quarter was $17.5 million compared to $13.9 million in 2002. This increase is consistent with the recent expansion of ownership operations and profit-enhancing projects at the owned hotels.

Other Income and Expenses

Other expenses in the comparative period consisted primarily of the settlement of previously accrued amounts related to the October 1, 2001 reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of CPL while corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense of $8.9 million for the quarter was up from $5.0 million in 2002 due to increased borrowings to finance recent acquisitions and profit-enhancing projects. In addition, the impact of foreign currency appreciation on Canadian dollar debts has resulted in increased interest expenses.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $8.9 million versus $15.3 million in 2002. During the quarter, FHR experienced a marginal tax rate of approximately 43% due to losses in non-taxable jurisdictions. Management expects that, excluding the impact of the provision related to hurricane damage in Bermuda and the $24.4 million favorable tax settlement in the second quarter, FHR’s 2003 effective tax rate will be approximately 29%.

Net Income and Earnings Per Share

Net income for the quarter was $11.6 million, down from $39.0 million in 2002. Basic and diluted earnings per share were $0.15 in 2003 versus $0.50 and $0.49, respectively in 2002.

NINE MONTHS ENDED SEPTEMBER 30, 2003

Consolidated Results

Revenues for the nine months ended September 30, 2003 were $545.4 million compared to $486.0 million in 2002. Recent acquisition activity and foreign currency fluctuations caused by the appreciation in the value of the Canadian dollar generated the bulk of this increase. EBITDA decreased to $132.5 million in the period, down $33.0 million or 19.9% from $165.5 million in 2002 while the overall EBITDA margin declined to 25.4% from 35.6% in 2002. Net income for the nine-month period was $64.2 million, down from $81.5 million in 2002.

     The Canadian dollar appreciated approximately 10% when compared to the same period last year. As a significant portion of FHR’s revenues are earned in Canadian dollars, these currency fluctuations resulted in favorable improvements in operating performance.

2003 THIRD QUARTER REPORT	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARABLE OPERATING STATISTICS

	Nine months ended September 30

	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$120.51	$118.83	1.4%
ADR	201.37	187.48	7.4%
Occupancy	59.8%	63.4%	(3.6 points)
Canada
RevPAR	$108.67	$106.46	2.1%
ADR	171.20	153.76	11.3%
Occupancy	63.5%	69.2%	(5.7 points)
U.S. and International
RevPAR	$133.31	$132.27	0.8%
ADR	238.42	231.93	2.8%
Occupancy	55.9%	57.0%	(1.1 points)

FAIRMONT MANAGED HOTELS

Worldwide
RevPAR	$105.49	$108.98	(3.2%)
ADR	171.52	164.29	4.4%
Occupancy	61.5%	66.3%	(4.8 points)
Canada
RevPAR	$90.12	$93.52	(3.6%)
ADR	143.81	132.34	8.7%
Occupancy	62.7%	70.7%	(8.0 points)
U.S. and International
RevPAR	$124.11	$127.81	(2.9%)
ADR	206.50	209.32	(1.3%)
Occupancy	60.1%	61.1%	(1.0 points)

DELTA MANAGED HOTELS

Worldwide
RevPAR	$56.79	$56.34	0.8%
ADR	91.67	86.58	5.9%
Occupancy	62.0%	65.1%	(3.1 points)

RevPAR is defined as revenues per available room.

ADR is defined as average daily rate.

8	FAIRMONT HOTELS & RESORTS INC.

Hotel Ownership Operations

Revenues from hotel ownership operations were $462.5 million in 2003, up $55.0 million or 13.5% from $407.5 million in 2002. Recent acquisitions and strong operating results at key properties such as The Fairmont Banff Springs and The Fairmont Kea Lani Maui helped to offset the combined impact of concerns over traveling due to SARS, the war in Iraq and sluggish U.S. and global economies. In addition the appreciation in the value of the Canadian dollar also had a favorable impact on revenues reported by FHR’s owned hotels.

     RevPAR for Comparable Hotels and Resorts was $120.51 in 2003, up 1.4% from $118.83 in 2002. ADR increased by 7.4% over 2002, offsetting a 3.6 point occupancy decline caused by reduced demand resulting from, among other concerns, SARS, the war in Iraq and continued economic weakness. RevPAR was relatively constant compared to 2002 at both the Canadian and U.S. and International hotels.

     Hotel ownership expenses were $368.0 million for 2003 versus $288.9 million in 2002. Of this $79.1 million increase, $49.8 million is attributable to the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston. In addition, a provision of $7.4 million was recorded in the third quarter related to hurricane damages in Bermuda. The balance of the increase related primarily to the year-over-year appreciation of the Canadian dollar as well as unsustainably low operating costs in the first quarter of 2002.

     EBITDA from FHR’s hotel ownership operations decreased to $96.3 million in 2003, down $30.6 million or 24.1% from 2002. EBITDA margin for the period was 20.8% versus 31.1% in 2002. Significant portions of hotel ownership expenses are fixed at current occupancy levels. As a result, the 3.6 point reduction in occupancy from 2002 when combined with the provision for hurricane damages in Bermuda resulted in EBITDA margins being lower than those typically achieved.

     FHR’s hotel ownership EBITDA includes equity income of $1.8 million from hotel investments compared to $8.3 million in 2002. A portion of this variance relates to The Fairmont Copley Plaza Boston, which is no longer treated as an equity investment.

Legacy

Equity losses generated by FHR’s investment in Legacy were $4.2 million for the period compared to equity income of $6.9 million in 2002. This decline is primarily the result of the impact of SARS on operations over the past six months. Legacy’s Toronto area hotels, which include The Fairmont Royal York, as well as Fairmont Le Château Frontenac, were particularly hard hit. To a lesser extent, SARS impacted the remainder of Legacy’s Canadian portfolio as fewer international travelers visited the rest of its Canadian portfolio.

Real Estate Activities

In 2003, FHR has disposed of a total of two blocks of the Coal Harbour lands in Vancouver, B.C. and one block of the Southtown lands in Toronto, Ontario. These disposals generated cash proceeds of $30.8 million and resulted in EBITDA from real estate activities of $14.9 million. FHR does not expect any other significant disposals in the remainder of 2003.

Management Operations

Fairmont

Revenues under management, increased to $1.1 billion, up $76 million or 7.6% from the prior year. This increase is mainly the result of the addition of five new management contracts since the summer of 2002.

     Fairmont earned fee revenues of $33.4 million in the period, up from $30.3 million in 2002. This increase is reflective of the increase in base management fees resulting from higher revenues under management as well as higher Legacy advisory fees. Year to date incentive fee revenues were negligible, as most management agreements require that annual operating performance targets be met before incentive fee revenues are achieved. Fairmont typically achieves such targets during the third and fourth quarters. Due to the pervasive impact of SARS on hotel demand, several incentive fee targets that are typically met in the third quarter will not be met until the fourth quarter, if at all.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR of $105.49 was down 3.2% from $108.98 in 2002. Concerns over SARS greatly reduced Canadian hotel occupancy and RevPAR levels during the second and third quarters. Weakness in the first half of 2003 at Fairmont’s U.S. city center properties resulted in a 2.9% RevPAR decline at the U.S. and International properties. The appreciation in the value of the Canadian dollar compensated for these declines.

     Fairmont reported EBITDA of $19.9 million in 2003, down from $20.6 million in 2002. EBITDA margin declined to 59.6% compared to 68.0% in 2002. Fairmont earned over half of its management fee revenues from its U.S. and International properties, while it incurred virtually all of its operating costs in Canadian dollars. Despite a reduced level of expenditures, the appreciation in the Canadian dollar over 2002 resulted in substantially higher expenses. In addition, Fairmont incurred a charge related to employee future benefits of $1.7 million in the second quarter of 2003 that is unlikely to be repeated.

2003 THIRD QUARTER REPORT	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Delta

Delta earned management fee revenues of $8.7 million in 2003, up from $8.6 million in 2002. Revenues under management of $239 million were unchanged from 2002.

Other Items

Amortization

Amortization for the period was $51.0 million compared to $41.9 million in 2002. This increase is consistent with the recent expansion of ownership operations and profit-enhancing projects at the owned hotels.

Other Income and Expenses

Other income in the comparative period consisted primarily of the favorable settlement of previously accrued amounts related to the October 1, 2001 reorganization.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of CPL while corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense of $23.1 million was up from $13.5 million in 2002 due to increased borrowings to finance recent acquisitions and profit-enhancing projects as well as the impact of currency appreciation on Canadian dollar debt.

Income Tax Expense (Recovery)

Income tax recovery for the period was $5.8 million versus an income tax expense of $31.7 million in 2002. During the second quarter, FHR reached a favorable settlement regarding a pre-reorganization tax issue. As a result of this settlement, a $24.4 million tax liability that had been previously accrued was no longer required. Excluding the impact of this settlement and the provision related to hurricane damage in Bermuda, FHR’s effective tax rate for the period ending September 30, 2003 was 28.2%.

Net Income and Earnings Per Share

Net income for the period was $64.2 million, down from $81.5 million in 2002. Basic earnings per share were $0.81 in 2003 versus $1.04 in 2002 while diluted earnings per share were $0.79 compared to $1.02 in 2002.

LIQUIDITY AND CAPITAL RESOURCES

FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at September 30, 2003 totaled $49.4 million, an increase of $0.4 million from December 31, 2002. FHR typically generates the majority of its cash from operating activities in the third quarter. Any short-term cash flow deficiencies that occur throughout the year are met by drawing on available bank lines.

Operating Activities

Cash generated by operating activities was $41.2 million for the quarter ended September 30, 2003, down $20.8 million from 2002. A significant portion of this decline relates to lower levels of EBITDA generated by the owned hotels. In addition, real estate activities utilized $3.7 million in cash while generating $3.4 million of cash in the comparative period. Changes in working capital generated $15.1 million in cash in the quarter, with the majority of this change relating to a reduction in prepaid expenses and accounts receivable. FHR continues to aggressively manage its receivables. All other working capital balances are consistent with those at December 31, 2002.

     During the nine months ended September 30, 2003, cash generated by operating activities totaled $86.1 million, down $16.1 million from the same period in 2002. This decline is consistent with the decrease in cash generated by hotel ownership operations notwithstanding increased real estate activities in 2003.

10	FAIRMONT HOTELS & RESORTS INC.

Investing Activities

In February 2003, FHR acquired the remaining 50% interest in The Fairmont Copley Plaza Boston. This acquisition, which was primarily funded through the issuance of one million common shares, generated cash proceeds of $6.0 million through the acquisition of cash balances remaining in the corporate structure of the hotel.

     Expenditures on property and equipment were $19.9 million in the third quarter of 2003, compared to $11.6 million in 2002. Year to date, FHR has expended $55.5 million on property and equipment. Expenditures on profit-enhancing projects included the following:

•	Construction of the meeting facility at The Fairmont Chateau Lake Louise continues and should be completed in the second quarter of 2004. The conversion of one floor to the Fairmont Gold product was completed in May 2003. FHR plans on expanding the Fairmont Gold product at this hotel in 2004.

•	At The Fairmont Banff Springs, an expansion and refurbishment of the spa began late in the third quarter. This project will be finished by year-end.

•	The first phase of guestroom renovations at The Fairmont Copley Plaza Boston was finished in May 2003. The final phase of guestroom renovations will start in the fourth quarter. FHR is on pace to completely refurbish this hotel by the end of the first quarter 2004.

•	In late September, The Fairmont Royal Pavilion re-opened after being closed for five months for extensive capital improvements. This closure did not materially impact operations in Barbados since it was closed during off-peak season and guests were still able to stay at The Fairmont Glitter Bay and enjoy all of the facilities shared by these resorts.

•	Guestroom renovations at The Fairmont Kea Lani Maui began in the first quarter and will continue throughout the year. These improvements are having a minimal impact on operations as only a small number of guestrooms are out of service at any given time.

•	At The Fairmont Orchid, Hawaii, renovations to the spa, the addition of the Fairmont Gold product and improvements to the restaurant facilities have commenced. Management expects renovations to the spa to be completed in the second quarter of 2004 while the remaining projects should be completed by the end of December 2003.

Financing Activities

FHR’s consolidated net borrowing position of $615.8 million was up $129.3 million from December 31, 2002. This increase was caused primarily by the inclusion of long-term debt assumed on the acquisition of The Fairmont Copley Plaza Boston and the approximate 17% appreciation in the value of the Canadian dollar between December 31, 2002 and September 30, 2003. At September 30, 2003, FHR had a debt to total assets (net of cash) ratio of 25.3%.

     On February 14, 2003, FHR secured a three-year, $120.0 million mortgage on The Fairmont Kea Lani Maui. The mortgage bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate hedge to cap the LIBOR rate at 9.0%. Proceeds raised from this mortgage were used to repay existing bank debt.

     Effective October 8, 2003, FHR received regulatory approval for a normal course issue bid whereby it can purchase for cancellation up to approximately 3.9 million or 5% of its common shares, within a 12-month period ending October 7, 2004. Under its previous normal course issuer bid which expired on October 2, 2003, FHR purchased 747,100 of its common shares at an average price of Cdn$31.85. During the quarter ended September 30, 2003, FHR did not repurchase any shares under this program.

     As a result of the impact of the issuance of shares on the acquisition of The Fairmont Copley Plaza Boston and purchases for cancellation under the previous normal course issuer bid, there were approximately 79.1 million shares outstanding at September 30, 2003, representing an increase of approximately 0.3 million shares outstanding since December 31, 2002.

     At September 30, 2003, FHR’s primary sources of contractual obligations consisted of amounts drawn on its bank facilities as well as mortgages owing. A total of $299.4 million (Cdn$404.2 million) was advanced under FHR’s credit facilities as at September 30, 2003. Letters of credit totaling $58.7 million were also issued against FHR’s lines of credit as at September 30, 2003. FHR’s remaining capacity under these lines of credit was $234.5 million (Cdn$316.6 million) as at September 30, 2003. These credit facilities mature in September 2004 and FHR is currently negotiating the extension of these facilities. Additionally, one of FHR’s subsidiaries has available to it a $100 million credit line that expires in September 2004. At September 30, 2003, $48.4 million was outstanding under this credit facility.

     FHR’s credit facilities contain provisions requiring FHR to comply with various financial tests, including a ratio of debt to EBITDA. FHR intends on refinancing its bank facilities prior to the date that security would otherwise be required. These facilities are presently unsecured.

2003 THIRD QUARTER REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period

	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years

Standby letters of credit[1]	$62.8	$62.8	$—	$—	$—
Guarantees	11.6	11.6	—	—	—
Other contractual commitments	9.5	9.5	—	—	—

Total	$83.9	$83.9	$—	$—	$—

1.	FHR typically issues letters of credit against its lines of credit.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period

	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt	$665.2	$412.0	$200.3	$8.8	$35.1
Operating leases	84.3	3.1	20.6	19.2	41.4
Other long-term obligations	41.3	36.3	5.0	—	—

Total	$790.8	$460.4	$225.9	$28.0	$76.5

LABOR RELATIONS

To date, FHR has successfully negotiated labor contracts at four hotels this year. Labor negotiations are currently in progress at two Fairmont properties, both of which are owned by FHR. In addition, labor negotiations are in progress at three Delta properties, one of which is owned by Legacy, while third parties own the other two. Although it is not possible to predict the outcome of labor negotiations, management is hopeful that reasonable settlements will be reached.

CHANGES IN ACCOUNTING POLICIES

In the first quarter of 2003, FHR adopted two changes in accounting policies with respect to accounting for the impairment of long-lived assets and the disposal of long-lived assets and discontinued operations. Details of these changes are outlined in note 2 of the unaudited consolidated financial statements. Although FHR was not required to enact these new recommendations until 2004, management elected for early adoption in order to minimize the differences between financial reporting under Canadian and U.S. generally accepted accounting principles.

     Effective January 1, 2003, FHR adopted the new CICA guidelines that clarify the disclosure requirements of certain guarantees. For those guarantees that meet the disclosure requirements under these new guidelines, FHR is required to provide details regarding the nature of the guarantees, including term, how they arose and events that would require performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the related liability and the nature of any recourse that FHR may have if a guarantee is exercised.

12	FAIRMONT HOTELS & RESORTS INC.

CONSOLIDATED BALANCE SHEETS

     (Stated in millions of U.S. dollars) (Unaudited)

	September 30	December 31
	2003	2002

Assets
Current assets
Cash and cash equivalents	$49.4	$49.0
Accounts receivable	58.0	47.0
Inventory	13.5	12.5
Prepaid expenses and other	34.7	10.9

	155.6	119.4
Investments in partnerships and corporations (note 3)	53.5	68.9
Investment in Legacy Hotels Real Estate Investment Trust	105.5	96.4
Non-hotel real estate	96.6	88.8
Property and equipment	1,622.4	1,441.1
Goodwill	130.1	123.0
Intangible assets	215.0	201.7
Other assets and deferred charges (note 4)	104.0	83.7

	$2,482.7	$2,223.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$108.6	$101.3
Taxes payable	3.4	5.3
Dividends payable	—	2.4
Current portion of long-term debt (note 5)	421.0	72.3

	533.0	181.3
Long-term debt	244.2	463.2
Other liabilities	94.0	82.8
Future income taxes (note 6)	87.5	96.4

	958.7	823.7

Shareholders’ equity (note 7)	1,524.0	1,399.3

	$2,482.7	$2,223.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
     (Stated in millions of U.S. dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Balance — Beginning of period	$83.2	$21.3	$38.5	$(19.6)
Net income	11.6	39.0	64.2	81.5

	94.8	60.3	102.7	61.9
Repurchase of common shares (note 7)	—	(30.4)	(5.5)	(30.4)
Dividends	—	—	(2.4)	(1.6)

Balance — End of period	$94.8	$29.9	$94.8	$29.9

2003 THIRD QUARTER REPORT	13

CONSOLIDATED STATEMENTS OF INCOME

     (Stated in millions of U.S. dollars, except per share amounts) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Revenues
Hotel ownership operations	$168.6	$150.3	$462.5	$407.5
Management operations	10.6	10.2	27.8	25.6
Real estate activities	0.2	11.9	31.4	31.9

Operating revenues	179.4	172.4	521.7	465.0
Other revenues from managed and franchised properties	9.2	7.1	23.7	21.0

	188.6	179.5	545.4	486.0
Expenses
Hotel ownership operations	130.0	95.0	353.7	275.6
Management operations	4.7	4.0	15.7	12.1
Real estate activities	1.2	9.8	16.5	26.2

Operating expenses	135.9	108.8	385.9	313.9
Other expenses from managed and franchised properties	9.7	7.4	24.6	21.8

	145.6	116.2	410.5	335.7
Income (loss) from equity investments and other	3.9	10.9	(2.4)	15.2

Operating income before undernoted items	46.9	74.2	132.5	165.5
Amortization	17.5	13.9	51.0	41.9
Other (income) expenses, net	—	0.5	—	(5.7)
Reorganization and corporate expenses	—	—	—	1.3
Interest expense, net	8.9	5.0	23.1	13.5

Income before income tax expense and non-controlling interest	20.5	54.8	58.4	114.5

Income tax expense (recovery)
Current	2.5	1.1	9.0	9.0
Future (note 6)	6.4	14.2	(14.8)	22.7

	8.9	15.3	(5.8)	31.7

Non-controlling interest	—	0.5	—	1.3

Net income	$11.6	$39.0	$64.2	$81.5

Weighted average number of common shares outstanding (in millions) (note 7)
Basic	79.1	77.9	79.2	78.4
Diluted	79.9	79.0	80.0	79.7
Basic earnings per common share	$0.15	$0.50	$0.81	$1.04
Diluted earnings per common share	$0.15	$0.49	$0.79	$1.02

14	FAIRMONT HOTELS & RESORTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     (Stated in millions of U.S. dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income	$11.6	$39.0	$64.2	$81.5
Items not affecting cash
Amortization of property and equipment	16.9	13.4	49.1	40.7
Amortization of intangible assets	0.6	0.5	1.9	1.2
(Income) loss from equity investments and other	(3.9)	(10.9)	2.4	(15.2)
Future income taxes	6.4	14.2	(14.8)	22.7
Non-controlling interest	—	0.5	—	1.3
Distributions from investments	—	1.2	4.4	6.3
Other	(2.8)	(2.6)	(9.0)	(10.7)
Change in non-hotel real estate	(2.7)	1.3	7.4	5.2
Changes in non-cash working capital items (note 9)	15.1	5.4	(19.5)	(30.8)

	41.2	62.0	86.1	102.2

Investing activities
Additions to property and equipment	(19.9)	(11.6)	(55.5)	(63.9)
Acquisitions, net of cash acquired (note 3)	—	—	6.0	—
Issuance of loans receivable (note 15)	(26.8)	—	(28.3)	—
Investments in partnerships and corporations	—	(10.4)	(0.7)	(13.4)

	(46.7)	(22.0)	(78.5)	(77.3)

Financing activities
Issuance of long-term debt	14.8	58.0	161.5	97.0
Repayment of long-term debt	(7.7)	(13.2)	(151.2)	(37.9)
Issuance of common shares	0.5	—	0.6	0.5
Repurchase of common shares	—	(71.8)	(16.8)	(73.0)
Dividends paid	(2.4)	(1.6)	(4.8)	(3.2)

	5.2	(28.6)	(10.7)	(16.6)

Effect of exchange rate changes on cash	—	0.6	3.5	2.8

(Decrease) increase in cash	(0.3)	12.0	0.4	11.1
Cash — beginning of period	49.7	51.8	49.0	52.7

Cash — end of period	$49.4	$63.8	$49.4	$63.8

2003 THIRD QUARTER REPORT	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Stated in millions of U.S. dollars) (Unaudited)

1.

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At September 30, 2003, FHR managed or franchised 81 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at September 30, 2003, managed 42 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at September 30, 2003.

     In addition to hotel and resort management, at September 30, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and two in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

     Results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3. ACQUISITION

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 5, 2007 and bears interest at floating rates based on LIBOR plus 225 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 6.5%.

16	FAIRMONT HOTELS & RESORTS INC.

     The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

4.

Other assets and deferred charges at September 30, 2003, includes a cash balance of $3.1 which is in reserve pursuant to terms of certain mortgage agreements. This cash is to be held in reserve for use towards certain capital expenditures.

5.

As at September 30, 2003, borrowings under two bank credit facilities which mature in the third quarter of 2004 were classified as current debt. FHR is currently negotiating the extension of one of these facilities and reviewing proposals for the replacement of the other.

6.

A $24.4 recovery of future income tax was recorded in June 2003 as a result of a favorable tax reassessment.

7. SHAREHOLDERS’ EQUITY

	September 30,	December 31,
	2003	2002

Common shares	$1,201.8	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	85.5	27.4
Retained earnings	94.8	38.5

	$1,524.0	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30

(in millions)	2003	2002	2003	2002

Weighted-average number of common shares outstanding — basic	79.1	77.9	79.2	78.4
Stock options	0.8	1.1	0.8	1.3

Weighted-average number of common shares outstanding — diluted	79.9	79.0	80.0	79.7

Effective October 8, 2003, FHR may repurchase for cancellation up to approximately 3.9 million or 5% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion. Under the previous issuer bid which ended on October 2, 2003, during the nine months ended September 30, 2003, FHR repurchased 747,100 shares (nil for the third quarter) for total consideration of $16.8 ($nil for the third quarter), of which, $11.3 was charged to common shares and $5.5 was charged to retained earnings. During the nine months ended September 30, 2003, FHR issued 47,637 shares (33,843 shares for the third quarter) pursuant to the Key Employee Stock Option Plan (“KESOP”). $0.6 ($0.5 for the third quarter) was credited to common shares for options exercised. At September 30, 2003, 79,080,159 common shares were outstanding (2002 — 78,569,035).

2003 THIRD QUARTER REPORT	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During the nine months ended September 30, 2003, 107,000 (nil in the third quarter) stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Reported net income	$11.6	$39.0	$64.2	$81.5
Net income assuming fair value method used	$11.4	$39.0	$63.3	$81.1
Assuming fair value method used
Basic earnings per share	$0.14	$0.50	$0.80	$1.03
Diluted earnings per share	$0.14	$0.49	$0.79	$1.02

     The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Expected dividend yield	—	0.2%	0.3%	0.2%
Expected volatility	—	32.0%	36.2%	32.0%
Risk-free interest rate	—	4.24%	4.16%	4.24%
Expected option life in years	—	4.0	3.6	4.0

8.

In September, the two owned properties in Bermuda suffered extensive damage from Hurricane Fabian. FHR has insurance coverage for both property damage and business interruption. This insurance is subject to deductible amounts and uninsured items, estimated at $10 — $12. Of this amount, a provision of $7.4 was recorded in the third quarter.

9. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Decrease (increase) in current assets
Accounts receivable	$10.8	$4.1	$0.9	$(13.7)
Inventory	0.8	1.2	0.3	—
Prepaid expenses and other	9.1	—	(0.9)	(10.8)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(6.1)	(5.3)	(17.3)	(9.6)
Taxes payable	0.5	5.4	(2.5)	3.3

	$15.1	$5.4	$(19.5)	$(30.8)

10.

In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%.

18	FAIRMONT HOTELS & RESORTS INC.

11. GUARANTEES

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $11.6 related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $9 related to potential claims under the indemnifications made to date.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to be paid to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

12.

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

     At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the hedge by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that are no longer deemed to be effective or do not meet the criteria of a hedge in the consolidated statement of income.

     FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

     At September 30, 2003, FHR had outstanding, two interest rate hedges to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui. At September 30, 2003, the fair market value of the interest rate hedge agreements approximates their carrying value.

2003 THIRD QUARTER REPORT	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

14. SEGMENTED INFORMATION

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and two in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

     The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended September 30, 2003

		Ownership		Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$168.6	$—	$0.2	$12.5	$3.0	$(4.9)	$179.4
Other revenues from managed and franchised properties	—	—	—	7.0	2.2	—	9.2

							188.6
Income (loss) from equity investments and other	1.3	2.6	—	—	—	—	3.9
EBITDA	35.0	2.6	(1.0)	8.6	2.2	(0.5)	46.9
Total assets(b)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	19.3	—	—	0.6	—	—	19.9

	Three months ended September 30, 2002

		Ownership		Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$150.3	$—	$11.9	11.3	3.6	$(4.7)	$172.4
Other revenues from managed and franchised properties	—	—	—	5.1	2.0	—	7.1

							179.5
Income (loss) from equity investments and other	3.7	7.2	—	—	—	—	10.9
EBITDA	54.3	7.2	2.1	8.2	2.7	(0.3)	74.2
Total assets(b)	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	10.6	—	—	1.0	—	—	11.6

20	FAIRMONT HOTELS & RESORTS INC.

	Nine months ended September 30, 2003

		Ownership		Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$462.5	$—	$31.4	$33.4	$8.7	$(14.3)	$521.7
Other revenues from managed and franchised properties	—	—	—	17.6	6.1	—	23.7

							545.4
Income (loss) from equity investments and other	1.8	(4.2)	—	—	—	—	(2.4)
EBITDA	96.3	(4.2)	14.9	19.9	6.5	(0.9)	132.5
Total assets(b)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	54.3	—	—	1.2	—	—	55.5

	Nine months ended September 30, 2002

		Ownership		Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$407.5	$—	$31.9	$30.3	$8.6	$(13.3)	$465.0
Other revenues from managed and franchised properties	—	—	—	14.9	6.1	—	21.0

							486.0
Income (loss) from equity investments and other	8.3	6.9	—	—	—	—	15.2
EBITDA	126.9	6.9	5.7	20.6	6.2	(0.8)	165.5
Total assets(b)	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	60.3	—	—	3.6	—	—	63.9

(a)	Revenues represent management fees that are charged by Fairmont of $4.8 (2002 — $4.6) and $14.1 (2002 — $13.1) for the three and nine months ended September 30, 2003 respectively, and Delta of $0.1 (2002 — $0.1) and $0.2 (2002 — $0.2) for the three and nine months ended September 30, 2003 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	Hotel ownership assets include $41.9 (2002 — $51.9) of investments accounted for using the equity method.

2003 THIRD QUARTER REPORT	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY TRANSACTIONS

In August 2003, FHR entered into a long-term incentive based management contract with Legacy for The Fairmont Olympic Hotel, Seattle. This transaction was recorded at the exchange value, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on this property and another under a similar arrangement, FHR has agreed to pay an aggregate amount of $18.0 over a three-year period. These amounts have been accounted for as intangible assets and are amortized over the life of the management contracts. The amortization expense will be applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. At September 30, 2003, FHR has a liability due to Legacy of $13.5 in connection with various management contracts with Legacy.

     In connection with Legacy’s acquisition of The Fairmont Olympic Hotel, Seattle, FHR entered into a reciprocal loan agreement with Legacy for $19.0. The loan matures October 2013 and bears interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the financial statements.

     Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition fee from Legacy of $0.7. This amount has been included in revenues from management operations.

     FHR has a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11.0. This loan is due July 2006 and bears interest at the same rate as the lender. This loan is classified in other assets and deferred charges. In addition, at September 30, 2003, FHR has a receivable from Legacy of $15.8, which has been classified as a loan receivable. This loan matures on July 31, 2004 and bears interest at the bankers’ acceptance rate plus 2.75%.

22	FAIRMONT HOTELS & RESORTS INC.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Toll: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR	HOTEL RESERVATIONS
Fairmont Hotels & Resorts
Toll: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll: 800.268.1133
Website: www.deltahotels.com

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Toll: 800.340.5017
Tel: 514.982.7800
Email: caregistryinfo@computershare.com

FOR FURTHER INFORMATION ON LEGACY
HOTELS REAL ESTATE INVESTMENT TRUST
Toronto Stock Exchange symbol: LGY.UN
Toll: 866.627.0641
Website: www.legacyhotels.ca

www.fairmont.com